UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
CLARK HOLDINGS INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
379414105

(CUSIP Number)
Elizabeth E. Moore, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379414105	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Cherokee Capital Management, LLC, formerly Clark-GLAC Investment, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Issuer’s
Form 10-Q filed with the Commission and dated August 12, 2008 (the “Form 10-Q”).

CUSIP No.	379414105	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Joel R. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	5	of	11

1	NAMES OF REPORTING PERSONS: The Delaware ESBT of Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Terrence C. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Clyde B. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	8	of	11

1	NAMES OF REPORTING PERSONS: Harold M. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	9	of	11

1	NAMES OF REPORTING PERSONS: David Gillis (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q.

Item 1. Security and Issuer
This Amendment No. 5 (this “Amendment No. 5”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2008 relating to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., formerly Global Logistics Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
All capitalized terms used, but not defined, in this Amendment No. 5 are defined in the Schedule 13D. The summary descriptions (if any) contained herein are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:
On September 8, 2008, representatives of the Reporting Persons delivered a letter to the Issuer’s board of directors in the form attached to this Amendment No. 5 as Exhibit 1. Exhibit 1 is incorporated by reference into this Item 4 as if restated in full. As of the date of this Amendment No. 5, the Reporting Persons have received no response from the Issuer’s board of directors.
In addition, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As a part of this ongoing review, the Reporting Persons have engaged or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to the Issuer.
Depending upon, among other things, current and anticipated future trading prices for the Issuer’s equity, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Issuer, enhancing the value of the Issuer’s assets or enhancing the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, (i) continued ownership of the Issuer’s equity securities currently beneficially owned by the Reporting Persons; (ii) nominating directors to the Issuer’s board of directors; (iii) acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iv) proposing or seeking a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries and/or affiliates; (v) proposing or seeking to take control of the Issuer through efforts including, but not limited to, solicitation of proxies to elect the nominees of the Reporting Persons to the board of directors of the Issuer; (vi) proposing or seeking to effect an extraordinary corporate transaction such as a spin-off, acquisition, merger, tender offer, exchange offer, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries and/or affiliates or assets; or (vii) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a) – (j) of Schedule 13D.
There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.
Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing paragraph (a) with the following:
(a)	As of the date of this report, the Reporting Persons may be deemed to beneficially own an aggregate of 3,080,000 shares of Common Stock, which, based upon 12,032,823 shares of Issuer’s Common Stock outstanding as of August 12, 2008 as set forth in the Form 10-Q represents approximately 25.6% of the shares of the Issuer’s issued and outstanding Common Stock.
Item 7. Materials to be Filed as Exhibits
Exhibit 1      Letter to Clark’s Board of Directors from Cherokee dated September 8, 2008.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

CHEROKEE CAPITAL MANAGEMENT, LLC

By:	/s/ David Thompson

Name: David Thompson
Title: Vice President
Date: September 18, 2008

/s/ Charles C. Anderson, Jr.

Charles C. Anderson, Jr.
Date: September 18, 2008

/s/ Joel R. Anderson

Joel R. Anderson
Date: September 18, 2008

THE DELAWARE ESBT OF CHARLES C.
ANDERSON, JR.

By:	/s/ Earl L. Weaver, Jr.

Title: Vice President
Duly authorized representative of Wilmington
Trust Company acting as Trustee of the Delaware
ESBT of Charles C. Anderson, Jr.
Date: September 18, 2008

/s/ Terrence C. Anderson

Terrence C. Anderson
Date: September 18, 2008

/s/ Clyde B. Anderson

Clyde B. Anderson
Date: September 18, 2008

/s/ Harold M. Anderson

Harold M. Anderson
Date: September 18, 2008

/s/ David Gillis

David Gillis
Date: September 18, 2008

EXHIBIT 1
Cherokee Capital Management, LLC
6016 Brookvale Lane, Suite 151
Knoxville, TN 37919-4003
September 8, 2008
The Board of Directors
Clark Holdings, Inc.
121 New York Avenue
Trenton, New Jersey 08638
Dear Members of the Board:
     As you are aware, Cherokee Capital Management, LLC (“Cherokee”), owns over 25% of the outstanding stock of Clark Holdings, Inc. (“Clark” or the “Company”). As Clark’s largest shareholder, we are writing to express concern about a number of recent developments regarding the Company.
     As an affiliate of the selling shareholders of the Clark Group, Inc., we are familiar with the business fundamentals and potential of the Company. In our view, the Company has underperformed and failed to achieve its business potential since the consummation of its acquisition of the Clark Group, Inc., in February of this year (the “Clark Acquisition”). Moreover, we believe that the Company has failed to respond to the changing business climate in its industry and that it is pursuing a business strategy that is no longer viable. Given the rapid and dramatic decline in the Company’s stock price, we believe that this view is widely shared by the investment community. We also believe that the Company is too small to remain a viable public company and that public-company reporting requirements have strained the Company’s cash flow and accounting resources.
     Our concerns are not new, nor have we kept them to ourselves. On July 30, 2008, we met with Jim Martell to discuss our concerns about the future of the Company and the sharp decline in the value of its stock. Specifically, between the date of the Clark Acquisition and July 29, 2008, the price of the Company’s stock had declined from approximately $8.00 per share to $1.55 per share. Since that meeting, the Company’s stock price has declined further and, on September 3, 2008, closed at $1.45 per share. As a result, the value of our investment in the Company has decreased more than 80% since it was made in February of this year.
     Given our pointed discussions with Mr. Martell about the Company’s performance, we were dismayed when the Board appointed Greg Burns as president and CEO of the Company. Mr. Burns has no experience operating a transportation company, instead having focused his

The Board of Directors
September 8, 2008

career as a financial analyst. Further, Mr. Burns also has never operated a public company and, in our view, adds no value to the Company’s management team. As such, we cannot believe this action by the Board was designed to assuage our concerns.
     We are shocked by the way that the Board has silently watched the recent catastrophic deterioration of the Company’s stock price. Given our unique knowledge of the Company’s business operations, the Board’s lack of attention to the concerns raised in our earlier meeting with Mr. Martell and the Board’s continued failure to act in a manner designed to maximize value for all shareholders, we strongly urge the following changes to Clark’s strategic direction:
     1. Remove Greg Burns. The Company has a management team with meaningful experience in the transportation industry; they are fully capable of effectively managing the Company. As noted above, appointing Mr. Burns, who has no experience operating a transportation business and no experience in running a public company, as CEO not only adds no value, it imposes an extraneous layer of management which Clark does not need and cannot afford. The very first step the Board should take to get the Company back on track is to remove Greg Burns as the CEO of the Company and reappoint Tim Teagan to the position of president and CEO of the Company.
     2. Change the Strategic Plan. Clark’s strategic plan must begin to accurately reflect the changing business climate. Since the Clark Acquisition, the Company’s stated growth strategy has been dependent on acquisitions. In fact, as recently as the Company’s August 29, 2008, press release Mr. Burns stated, “Our holding company structure, combined with our strong balance sheet, provides significant flexibility to consummate additional acquisitions and engage in other initiatives to enhance shareholder value.” Mr. Burns’ statement is simply not true. Given the Company’s current stock price and financial condition, it will not be prudent for the Company to use its common stock as payment for future acquisitions. Further, as you know, the debt markets have tightened significantly since February 2008, making debt financing of acquisitions significantly more difficult and expensive. Future acquisitions of scale are no longer a realistic growth strategy for Clark and, consequently, the Board must develop and announce a new strategic plan for Clark consistent with the current business climate.
     3. Deregister the Company’s Common Stock. The Company is too small to remain a viable public company. First, as the Board understands, operating a public company is expensive. As a public reporting company, Clark is subject to regulation under the federal and state securities laws and the rules and regulations of the American Stock Exchange, and, among many other things, must hold an annual stockholder’s meeting and distribute a proxy statement in connection with the meeting, must file annual, quarterly and current reports with respect to the Company’s business operations and financial condition and must design, implement, monitor and maintain an extensive system of disclosure controls and procedures and internal controls over financial reporting. Each aspect of being a public reporting company consumes significant financial resources that the Company is unable to spare. For example, the Company has reflected a pro forma adjustment of $512,000 attributable to public company costs for the 13 week and 26 week periods ended June 30, 2007. To the extent that these costs are incremental to

The Board of Directors
September 8, 2008

costs already incurred by the Company’s predecessor during that period, they are certainly material — without those incremental costs the Company’s net income for the 26 weeks ended June 28, 2008 would have been double the $519,000 in net income reported for that period.
     Second, the reporting, internal controls and various other requirements of operating as a public reporting company have placed a tremendous strain on the Company’s people, systems and resources and appear to have diverted management’s attention from other business concerns. The Company simply appears to lack the personnel and resources, in particular the accounting resources, necessary to both operate the Company and satisfy its public company obligations. For example, the Company has repeatedly been late in filing its public reports and, once filed, several reports have contained inaccuracies requiring amended filings. Further, the Company has been delinquent in satisfying its financial reporting obligations to the other parties to the Clark Acquisition. These lapses demonstrate that the significant demands of being a public company have stretched management too thinly.
     Because we believe that the expenses and administrative burdens associated with being a public reporting company are just too difficult and too much for the Company to bear, we strongly suggest that the Board immediately retain an investment banking firm to explore strategic alternatives to continuing as a public company including, but not limited to, selling the Company.
     4. Communicate with Investors. The Company must take steps to better communicate with investors and analysts. Since the Clark Acquisition, although the Company has filed its periodic public reports as required, it has issued only a few press releases and has conducted no investor conference calls, even as its stock price has plummeted. In light of the facts that: (i) the Company’s operating results and financial position are comparable only to its predecessor’s pro forma reporting and related adjustments; (ii) the occurrence of the Clark Acquisition in the first quarter of 2008 makes intra-year and quarterly comparisons difficult; and (iii) the Company has a complex capital structure as a result of outstanding warrants and founders’ shares, the Company should be focused on increasing the level of its communication with investors and analysts concerned about the value of the Company’s stock.

     We originally invested in the Company with the view that its management and Board were capable of developing and implementing a strategic plan to grow the Company and create shareholder value. Unfortunately, the events of the past eight months have convinced us that the management and the Board may not be up to the task of achieving such goals. We voiced our concerns about the Company privately to Jim Martell, with the hope and belief that he would bring those concerns to the Board, but that approach was not successful. As a result, we now feel compelled to act more aggressively to protect our investment, so we are bringing our concerns directly to the Board. If we do not get immediate satisfaction on the points raised

The Board of Directors
September 8, 2008

above, we will do whatever we think is in our best interests as stockholders and, therefore, in the best interests of all stockholders, to protect stockholder value.
     We welcome the opportunity to discuss these matters with you and would appreciate a response at your earliest convenience.

Sincerely,

/s/ Jay Maier

Cherokee Capital Management, LLC